HERNÁNDEZ BARBOSA CUEVAS & HUERGA
ABOGADOS

FERNANDO HERNÁNDEZ GÓMEZ
RICARDO BARBOSA ASCENCIO
AGUSTIN CUEVAS DE ALBA
GERARDO ALEJANDRO HUERGA FERNÁNDEZ

MAR BÁLTICO NO. 2237, 4° PISO
COLONIA COUNTRY CLUB
GUADALAJARA, JALISCO, MÉXICO 44637
TEL. (33) 3817-1731 FAX 3817-1732
fhernandez@hbclaw.com.mx
www.hbclaw.com.mx



SUPPL




RECEIVED
NOV 13 2006
151

November 8th, 2006.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Filing Desk/
Office of International corporate Finance

Re: Hilasal Mexicana, S.A. de C.V.- Information Furnished
Pursuant to Rule 12g3-2(b) – File 82-4743

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the third quarter report for 2006 (year ending December 31, 2006), which were filed before the "Bolsa Mexicana de Valores" (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 38171731 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,



Fernando Hernandez, Esq.

PROCESSED
NOV 16 2006
THOMSON
FINANCIAL

Hilasal

Hilasal Mexicana S.A. de C.V. Octubre del 2006

Reporte al Tercer Trimestre del 2006

• Comentarios del Trimestre

Valores en término de dólares

- Se presentan incrementos en términos reales en utilidad bruta del 11.8%, en utilidad operativa del 22.6%, en Uafida del 17.3% y en utilidad neta del 260.6%.
- Las ventas totales se incrementan 13.2%.
- El mercado doméstico presenta un crecimiento del 3.4%.
- La venta de exportación crece 36.6%, presentando los últimos cuatro trimestres incrementos consecutivos.
- Se optimiza el capital de trabajo reduciendo inventarios 0.4% y cartera en 1.7%, no obstante el crecimiento en volumen de operación y ventas del 30.8% y 13.2% respectivamente.
- La deuda financiera en los últimos doce meses se ha reducido 5.3%.
- Se firma convenio con Bancomext para modificar vencimiento del crédito por US$5 mdd de marzo de 2007 a marzo 2011, mejorando el perfil de la deuda con costo.

• Estado de Resultados 3T06 vs 3T05 (julio - septiembre)

Las ventas totales crecieron 6.8% en volumen, 13.2% en dólares y 11.2% en pesos.

La venta nacional se incrementa 3.4% en volumen, 3.4% en dólares y 1.7% en pesos.

Las ventas en exportación se incrementan 13.2% en volumen, 36.6% en dólares y 33.8% en pesos. Este crecimiento responde a la incorporación, que desde el cuarto trimestre del 2005 se realizó, de nuevos programas de toalla para el hogar con una de las principales cadenas comerciales de los Estados Unidos.

El margen bruto se ubicó en 25.2%, respecto del 25.4% en el mismo periodo de 2005 y del 23.4% en el 2T06.

Los gastos de operación mejoran al pasar del 17.6% al 16.5% con respecto a ventas. Los gastos de venta representan el 8.7% al igual que en el 3T-05. Los gastos de administración mejoran en 2.1% en términos reales mejorando su relación con respecto a ventas al ubicarse en 7.8% en comparación al 8.9% del 3T-05.

La utilidad operativa crece 21.9% en términos reales y representa 8.6% de la venta comparada con 7.9% al 3T05 y con7.6% al 2T06.

La UAFIDA crece 15.9% en términos reales Se ubicó en 15.7% sobre ventas recomparado con 15.1% al 3T05 y 14.6% al 2T06.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de $0.9 millones de pesos en el 3T06 en comparación a $3.3 millones de pesos en el 3T05. Siendo la paridad cambiaria el principal rubro que afectó el costo integral de financiamiento. Los intereses pagados aumentaron 21.9% en dólares o 19.5% en pesos por incremento de 1.92 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas representan el 3.9% en comparación del 3.6% al 3T05. La tasa anual promedio de préstamos fue de 7.53% en dólares.

La paridad cambiaria al 3T06 resultó favorable ($1.3) millones comparada con $1.3 millones de pesos al 3T05.

El Repomo al 3T06 fue de ($1.6) millones de pesos en comparación con ($1.2) millones de pesos al 3T05.

Otras Operaciones Financieras

En este rubro se registraron los gastos de capacidad instalada no considerada en el costo estándar.

Impuestos, PTU y D-4

Se reconoce el impuesto diferido derivado del ISR y PTU.

Utilidad Neta

Por los incrementos en utilidad bruta y operativa, asi como el efecto cambiario, los resultados del trimestre presentan utilidad de $4.3 millones de pesos superior en 281.0% a la utilidad del 3T-2005.

- **Resultados Últimos Doce Meses 2006 vs 2005 (octubre - septiembre)**

Las ventas totales se incrementaron 15.3% en volumen y 20.6% en dólares y 14.7% en pesos.

Las ventas nacionales aumentaron 20.5% en volumen, 17.1% en dólares y 11.6% en pesos.

Las exportaciones se incrementaron 7.2% en volumen, 27.9% en dólares y 21.2% en pesos. La incorporación de nuevos programas de exportación a partir del 4T05 han permitido registrar por cuarto trimestre consecutivo incremento en la venta de exportación con respecto al mismo trimestre del año anterior.

El margen bruto disminuye al pasar del 25.5% al 23.9% por mayor participación de ventas de exportación.

Los gastos de operación mejoran 1.9 puntos al pasar del 18.5% al 16.6% sobre ventas. Los gastos de venta mejoran del 9.3% sobre ventas a septiembre de 2005, al 8.8% a septiembre de 2006. Los gastos de administración se reducen 1.4% en términos reales y mejoran su proporción con respecto a ventas al pasar de 9.2% en 2005 al 7.9% en 2006.

El margen de operación se incrementó al pasar de 7.1% al 7.3%.

La UAFIDA representó el 14.0% con respecto a ventas, en comparación del 16.8% del 2005.

Costo Integral de Financiamiento

El costo integral de financiamiento a septiembre del 2006 representó $13.2 millones pesos en comparación de ($4.2) millones de pesos a septiembre del 2005. La variación más significativa se encuentra en la paridad cambiaria.

Los intereses pagados se incrementan 18.0% al pasar de $12.5 a $14.7 millones de pesos. En término de dólares aumentaron de $1.0 millones a $1.3 millones. Los intereses netos en su relación a ventas representan el 3.6% en 2006 en comparación a 3.5% de 2005.

La cobertura UAFIDA a intereses pagados fue de 3.9 veces.

La paridad cambiaria representó una pérdida por $2.9 millones de pesos en el 2006 comparado con ($10.8) millones que favorecieron los resultados al 2005.

El Repomo a septiembre de 2006 fue de ($4.4) millones de pesos, comparado con ($5.6) millones de pesos a septiembre 2005.

Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar e indemnizaciones extraordinarias de personal por la reestructura implementada en el 2004.

Impuestos, PTU y D-4

En este rubro se registran las provisiones de ISR y PTU. En diciembre de 2004 se reconoció en el impuesto diferido el efecto favorable por la disminución de tasa de ISR efectiva para 2005 en adelante.

Utilidad Neta

La utilidad neta, afectada por los registros contables provenientes de los efectos cambiarios, representa el 1.7% de la venta en comparación al 5.4% del 2005 y el 0.9% de 2T06. Separando la ganancia cambiaria para los últimos 12 meses a septiembre de 2005 y la pérdida cambiaria 12 meses a septiembre de 2006, la utilidad neta para el 2005 y 2006 es de $8.6 y $9.8 millones de pesos respectivamente.

• Balance al 30 de septiembre 2006 vs 30 de septiembre 2005.

De septiembre del 2005 a septiembre del 2006 el peso se depreció 1.6% con respecto al dólar y la inflación fue del 4.1%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales disminuyeron 3.0% en pesos o 1.1% en dólares no obstante el mayor nivel de operación de la empresa. La cartera disminuye 3.6% en pesos o 1.7% en dólares. Los días cartera se reducen de 86 en septiembre 2005 a 50 a septiembre 2006. Los inventarios disminuyeron 1.6% en pesos y se incrementaron 0.4% en dólares, mejorando su rotación de 2.3 a 2.8 veces. El activo fijo disminuyó 2.4% en pesos y 0.5% en dólares. Los recursos generados por la reducción en el capital de trabajo fueron aplicados al pago de deuda.

El pasivo total disminuyó 6.7% en pesos y 4.9% en dólares. La deuda con costo se reduce 5.3% para ubicarse en US$ 17.2 millones, teniendo la empresa una relación de Pasivo con Costo a Capital de 64.1%.

El capital contable pasó de $292.1 a $295.4 millones. La cuenta de insuficiencia en la actualización del capital se aumentó $3.4 millones de pesos.

El resultado neto acumulado de enero a septiembre 2006 asciende a $2.8 millones de pesos.

• Asuntos Generales

En el mes de Septiembre se firmó convenio con el Banco de Comercio Exterior (Bancomext) para modificar la fecha de vencimiento del crédito de 5 millones de dólares otorgado en el 2002, mismo que tenía como vencimiento inicial marzo del 2007 y ahora concluirá en marzo del 2011.

En el trimestre se dio el anticipo para la adquisición de una hilatura de anillo, la cual se recibirá en el cuarto trimestre y entrará en funciones en el primer trimestre del 2007. Con esta inversión se logra una integración vertical para la fabricación de hilo de anillo. La inversión total asciende a cerca de US$1 millón de dólares.

Durante el cuarto trimestre se recibirá y pondrá en marcha una nueva subestación la cual proporcionará energía en línea de alta tensión de 69 mil voltios que permitirá ahorros en la tarifa y disminuirá disturbios y paros. Este proyecto tiene un costo estimado de US$ 590 mil el que es autofinanciable de acuerdo a los programas de apoyo de la Comisión Federal de Electricidad y reducción de costos.

El índice de bursatilidad de la empresa pasó de la posición 113 en junio a la posición 108 a septiembre del 2006.


MARGEN BRUTO
por trimestre
porcentaje sobre venta
25.5%
25.0%
24.5%
24.0%
23.5%
23.0%
22.5%
22.0%
IV-05
I-06
II-06


UAFIDA
por trimestre
porcentaje sobre venta
16.0%
15.5%
15.0%
14.5%
14.0%
13.5%
13.0%
12.5%
12.0%
IV-05
I-06
II-06

• Estado de Resultados

	Tercer trimestre miles de pesos			Tercer trimestre miles de dólares*			Ultimos 12 meses miles de pesos			Ultimos 12 meses miles dólares *		
	2005	2006	% variac	2005	2006	% variac	2005	2006	% variac	2005	2006	% variac
Ventas	**91,238**	**101,480**	**11.2%**	**8,173**	**9,252**	**13.2%**	**356,759**	**409,313**	**14.7%**	**30,844**	**37,207**	**20.6%**
Nacionales	64,168	65,264	1.7%	5,754	5,950	3.4%	240,805	268,812	11.6%	20,857	24,429	17.1%
Exportación	27,070	36,216	33.8%	2,419	3,303	36.6%	115,953	140,502	21.2%	9,987	12,778	27.9%
Costo de ventas	**68,019**	**75,917**	**11.6%**	**6,090**	**6,923**	**13.7%**	**265,671**	**311,399**	**17.2%**	**22,964**	**28,334**	**23.4%**
Utilidad bruta	**23,219**	**25,563**	**10.1%**	**2,083**	**2,330**	**11.8%**	**91,087**	**97,914**	**7.5%**	**7,880**	**8,873**	**12.6%**
Gastos de venta	7,929	8,876	12.0%	709	810	14.3%	33,002	35,862	8.7%	2,845	3,265	14.7%
Gastos de administración	8,110	7,936	-2.1%	725	724	-0.2%	32,813	32,338	-1.4%	2,831	2,942	3.9%
Total gastos de operación	**16,039**	**16,812**	**4.8%**	**1,434**	**1,534**	**7.0%**	**65,816**	**68,200**	**3.6%**	**5,677**	**6,207**	**9.3%**
Utilidad de operación	**7,180**	**8,750**	**21.9%**	**649**	**796**	**22.6%**	**25,272**	**29,714**	**17.6%**	**2,204**	**2,666**	**21.0%**
Depreciación	6,564	7,177	9.3%	587	654	11.4%	34,500	27,742	-19.6%	2,955	2,523	-14.6%
UAFIDA	**13,744**	**15,928**	**15.9%**	**1,236**	**1,450**	**17.3%**	**59,772**	**57,456**	**-3.9%**	**5,158**	**5,189**	**0.6%**
Intereses pagados	3,345	3,997	19.5%	299	365	21.9%	12,506	14,759	18.0%	1,082	1,343	24.2%
Intereses cobrados	(89)	(16)	-82.0%	(8)	(1)	-81.6%	(345)	(103)	-70.1%	(30)	(9)	-69.3%
Paridad cambiaria	1,301	(1,385)	n.a.	111	(125)	n.a.	(10,820)	2,942	n.a.	(945)	243	n.a.
Repomo	(1,216)	(1,600)	31.6%	(109)	(146)	33.5%	(5,565)	(4,411)	-20.7%	(473)	(407)	-13.9%
Costo integral de financ.	**3,341**	**996**	**-70.2%**	**293**	**93**	**-68.3%**	**(4,224)**	**13,186**	**-412.1%**	**(366)**	**1,170**	**n.a.**
Otras operaciones financieras	1,706	1,639	-3.9%	152	150	-1.4%	11,254	6,743	-40.1%	953	615	-35.4%
Utilidad antes impuestos y ptu	2,133	6,116	186.7%	205	554	170.7%	18,242	9,785	-46.4%	1,617	881	-45.5%
Impuestos, Ptu y D-4	991	1,765	78.1%	96	161	68.1%	(1,187)	2,870	n.a.	(79)	269	n.a.
Utilidad neta	**1,142**	**4,351**	**281.0%**	**109**	**393**	**260.6%**	**19,429**	**6,915**	**-64.4%**	**1,695**	**613**	**-63.9%**
Margen bruto %	25.4%	25.2%		25.5%	25.2%		25.5%	23.9%		25.5%	23.8%	
Gastos venta / ventas %	8.7%	8.7%		8.7%	8.8%		9.3%	8.8%		9.2%	8.8%	
Gastos administ / ventas %	8.9%	7.8%		8.9%	7.8%		9.2%	7.9%		9.2%	7.9%	
Margen operativo %	7.9%	8.6%		7.9%	8.6%		7.1%	7.3%		7.1%	7.2%	
UAFIDA / ventas	15.1%	15.7%		15.1%	15.7%		16.8%	14.0%		16.7%	13.9%	
Margen neto %	1.3%	4.3%		1.3%	4.2%		5.4%	1.7%		5.5%	1.6%	
Ventas en unidades	**1,146,483**	**1,224,413**	**6.8%**	**1,146,483**	**1,224,413**	**6.8%**	**4,322,849**	**4,986,087**	**15.3%**	**4,322,849**	**4,986,087**	**15.3%**
Nacionales	**745,870**	**770,996**	**3.4%**	**745,870**	**770,996**	**3.4%**	**2,640,641**	**3,182,922**	**20.5%**	**2,640,641**	**3,182,922**	**20.5%**
% s/ ventas totales	65.1%	63.0%		65.1%	63.0%		61.1%	63.8%		61.1%	63.8%	
Exportaciones	**400,613**	**453,417**	**13.2%**	**400,613**	**453,417**	**13.2%**	**1,682,208**	**1,803,165**	**7.2%**	**1,682,208**	**1,803,165**	**7.2%**
% s/ventas totales	34.9%	37.0%		34.9%	37.0%		38.9%	36.2%		38.9%	36.2%	
Producción por persona (indice)	1.02	1.10	8.7%	1.02	1.10	8.7%	5.94	5.76	-3.0%	5.94	5.76	-3.0%
Ventas por persona (indice)	1.05	0.93	-11.2%	1.05	0.93	-11.2%	5.63	5.50	-2.3%	5.63	5.50	-2.3%
Calidad producción	93.7%	92.8%	-0.9%	93.7%	92.8%	-0.9%	92.2%	93.3%	1.2%	92.2%	93.3%	1.2%

• Balance

Balance (miles de pesos constantes)

	En miles de pesos			En miles de dólares *		
	2005	2006	% variac	2005	2006	% variac
Activo circulante	232,490	218,894	-5.8%	20,739	19,911	-4.0%
Inmuebles planta equipo	378,906	369,758	-2.4%	33,801	33,634	-0.5%
Activo total	618,725	600,055	-3.0%	55,194	54,583	-1.1%
Pasivo circulante	99,233	99,050	-0.2%	8,852	9,010	1.8%
Pasivo a largo plazo	156,751	142,507	-9.1%	13,983	12,963	-7.3%
Pasivo total	326,632	304,614	-6.7%	29,137	27,709	-4.9%
Capital contable	292,093	295,441	1.1%	26,056	26,874	3.1%
Apalancamiento (PT/AT) %	52.8%	50.8%		52.8%	50.8%	
Liquidez (AC/PC) Veces	2.34	2.21		2.34	2.21	

* Cifras históricas convertidas a dólares al tipo de cambio de cambio de cada mes.

Hilasal Mexicana S.A. de C.V.
Km. 9.2 Carretera a El Salto Vía El Verde,
Corredor Industrial El Salto,
El Salto, Jalisco, México. 45680.
Teléfono (0133) 3668-1900 * Fax (0133) 3668-1991
E-mail: jorge@hilasal.com
Dirección Ejecutiva de Finanzas - Tel. (0133) 3668-1952

Third Quarter Report for 2006

Commentaries of the Quarter
Values US Legal Currency

- There were increases in terms of gross profits of 11.8% and the operational profits were 22.6% in UAFIDA of 17.3% and in net profit of 260.6%
- The total sales were incremented in 13.2%
- The national market presents a increase in 3.4%
- The exportation sales grew 36.6% presenting the last four quarters consecutive increases.
- The work capital was optimizing reducing inventories of 0.4% and clients in 1.7%, nevertheless the growing volume in operation and sales were 30.8% and 13.2% respectively.
- The financial debt during the last 12 months was reduced in 5.3%
- It was singed an amendment agreement with Bancomext in order to extend the dead lines for the credit of US$5 million dollars from March 2007 until March 2011, improving the cost of debt.

Result Balance 3Q06 vs 3Q05 (July - September)

The total sales increased 6.8% in volume, 13.2% in US Dollars and 11.2% in Mexican pesos legal currency.

The national sales incremented 3.4% in volume, 3.4% in dollars and 1.7 in pesos.

The export sales increase 3.4% in volume, 36.6% in US Dollars and 33.8% in Mexican pesos legal currency. The incorporation to new programs for home towels in the fourth quarter shall turn around these effects.

The operational profit grew $21.9 in real terms and represents 8.6% of the sale, comparing it to 7.9% to the 3Q05 and the 7.6% of the 2Q06.

Integral Cost of Financing
The integral cost of financing was 0.9 million pesos in the 3Q06 comparing it to $3.3 million pesos in 3Q05. The interest paid increase 21.9% in dollars and 19.5% in pesos as per the increase of 1.92 points in the interest rate.

Other Financial Operations
This item mainly reflects expenses incurred by the unused portion of the installed capacity of the production plant.

Taxes, PTU and D4
It is recognize the differed tax derived from the ISR and PTU.

Net Profit
The net profit was $4.3 million pesos, superior in 281.0% of the 3Q-2005.

Last 12 months results 2006 vs 2005 (October – September)

The total amount of sales increased 15.3% in volume, 20.6% in US Dollars and 14.7% in pesos.

The national sales increased 20.5% in volume, 17.1% in US Dollars and 11.6% in pesos.
The export sales increased 7.2% in volume, 27.9% in US Dollars and 21.2% in pesos. The incorporation of new towel programs to export from the 4Q05, therefore the is a increase in the export sales.

Taxes, PTU and D-4.

This item reflects the provisions of the Income Tax and PTU. During December 2004 the differed tax produced a benefit by decreasing the Income Tax effective for 2005.

General Issues.

During the month of September the company signed an agreement with Banco de Comercio Exterior (Bancomext) in order to amend the termination date for the credit granted of 5 million dollars.

During the quarter the company anticipated a payment to purchase a ring manufacturing device, which shall be delivered during the fourth quarter and will be in operation in the first quarter of 2007. With this investment it is accomplished an integration for the manufacturing of ring forms of thread.

The position of the company in the stock market is placed in 108 as of September 2006.


MEXICANA, S.A DE C.V.

Third Quarter Report 2006

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

BALANCE SHEETS

AT SEPTEMBER 30 OF 2006 AND 2005

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	600,055	100	618,725	100
s02	CURRENT ASSETS	218,893	36	232,490	38
s03	CASH AND SHORT-TERM INVESTMENTS	110	0	12,022	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	96,970	16	100,539	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	10,248	2	6,563	1
s06	INVENTORIES	111,565	19	113,366	18
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	369,758	62	378,906	61
s13	LAND AND BUILDINGS	173,702	29	173,203	28
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	577,958	96	564,574	91
s15	OTHER EQUIPMENT	102,774	17	99,290	16
s16	ACCUMULATED DEPRECIATION	489,563	82	460,698	74
s17	CONSTRUCTION IN PROGRESS	4,887	1	2,537	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	11,404	2	7,329	1
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	304,614	100	326,632	100
s21	CURRENT LIABILITIES	99,050	33	99,233	30
s22	SUPPLIERS	33,466	11	30,726	9
s23	BANK LOANS	47,060	15	47,392	15
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	11,491	4	12,088	4
s26	OTHER CURRENT LIABILITIES	7,033	2	9,027	3
s27	LONG-TERM LIABILITIES	142,507	47	156,752	48
s28	BANK LOANS	142,507	47	156,752	48
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	63,057	21	70,647	22
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	295,441	100	292,093	100
s36	CONTRIBUTED CAPITAL	235,768	80	235,757	81
s79	CAPITAL STOCK	187,469	63	187,460	64
s39	PREMIUM ON ISSUANCE OF SHARES	48,299	16	48,297	17
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	59,673	20	56,336	19
s42	RETAINED EARNINGS AND CAPITAL RESERVES	349,962	118	343,207	117
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(290,289)	(98)	(286,871)	(98)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	110	100	12,022	100
s46	CASH	62	56	(58)	0
s47	SHORT-TERM INVESTMENTS	48	44	12,080	100
s07	OTHER CURRENT ASSETS	0	0	0	0
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	11,404	100	7,329	100
s48	DEFERRED EXPENSES (NET)	11,404	100	7,329	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	99,050	100	99,233	100
s52	FOREIGN CURRENCY LIABILITIES	55,627	56	61,981	62
s53	MEXICAN PESOS LIABILITIES	43,423	44	37,252	38
s26	OTHER CURRENT LIABILITIES	7,033	100	9,027	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	2,669	38	672	7
s68	PROVISIONS	2,741	39	5,554	62
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,623	23	2,801	31
s27	LONG-TERM LIABILITIES	142,507	100	156,752	100
s59	FOREIGN CURRENCY LIABILITIES	142,507	100	153,783	98
s60	MEXICAN PESOS LIABILITIES	0	0	2,969	2
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	63,057	100	70,647	100
s66	DEFERRED TAXES	61,924	98	69,903	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	1,133	2	744	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	187,469	100	187,460	100
s37	CAPITAL STOCK (NOMINAL)	48,417	26	48,417	26
s38	RESTATEMENT OF CAPITAL STOCK	139,052	74	139,043	74

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	349,962	100	343,207	100
s93	LEGAL RESERVE	22,034	6	20,787	6
s43	RESERVE FOR REPURCHASE OF SHARES	8,233	2	8,407	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	316,851	91	300,879	88
s45	NET INCOME FOR THE YEAR	2,844	1	13,134	4
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(290,289)	100	(286,871)	100
s70	ACCUMULATED MONETARY RESULT	(130,169)	45	(127,882)	45
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(92,074)	32	(90,947)	32
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(68,046)	23	(68,042)	24
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	119,843	133,257
s73	PENSIONS AND SENIORITY PREMIUMS	1,133	744
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	237	235
s76	WORKERS (*)	633	505
s77	OUTSTANDING SHARES (*)	130,113,346	130,236,046
s78	REPURCHASED SHARES (*)	9,326,654	9,203,954
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	303,744	100	273,678	100
r02	COST OF SALES	230,329	76	202,637	74
r03	GROSS PROFIT	73,415	24	71,041	26
r04	OPERATING EXPENSES	50,990	17	47,681	17
r05	OPERATING INCOME	22,425	7	23,360	9
r06	INTEGRAL FINANCING COST	13,256	4	73	0
r07	INCOME AFTER INTEGRAL FINANCING COST	9,169	3	23,287	9
r08	OTHER EXPENSE AND INCOME (NET)	5,175	2	5,153	2
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	3,994	1	18,134	7
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,150	0	5,000	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	2,844	1	13,134	5
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	2,844	1	13,134	5
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	2,844	1	13,134	5
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	2,844	1	13,134	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	303,744	100	273,678	100
r21	DOMESTIC	202,901	67	196,780	72
r22	FOREIGN	100,843	33	76,898	28
r23	TRANSLATED INTO DOLLARS (***)	9,165	3	6,741	2
r06	INTEGRAL FINANCING COST	13,256	100	73	100
r24	INTEREST EXPENSE	11,008	83	9,407	12886
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	65	0	327	448
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	4,705	35	(6,588)	(9025)
r28	RESULT FROM MONETARY POSITION	(2,392)	(18)	(2,419)	(3314)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,150	100	5,000	100
r32	INCOME TAX	4,200	365	4,109	82
r33	DEFERRED INCOME TAX	(3,050)	(265)	54	1
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	357	7
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	480	10

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	341,929	288,608
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	409,313	344,125
r39	OPERATING INCOME (**)	29,714	24,377
r41	NET CONSOLIDATED INCOME (**)	6,915	18,741
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	21,234	20,083

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

FROM JULY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	101,480	100	91,238	100
rt02	COST OF SALES	75,917	75	68,019	75
rt03	GROSS PROFIT	25,563	25	23,219	25
rt04	OPERATING EXPENSES	16,812	17	16,039	18
rt05	OPERATING INCOME	8,751	9	7,180	8
rt06	INTEGRAL FINANCING COST	996	1	3,341	4
rt07	INCOME AFTER INTEGRAL FINANCING COST	7,755	8	3,839	4
rt08	OTHER EXPENSE AND INCOME (NET)	1,639	2	1,706	2
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	6,116	6	2,133	2
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,765	2	991	1
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	4,351	4	1,142	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	4,351	4	1,142	1
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	4,351	4	1,142	1
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	4,351	4	1,142	1

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

HILASAL MEXICANA S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	101,480	100	91,238	100
rt21	DOMESTIC	65,264	64	64,168	70
rt22	FOREIGN	36,216	36	27,070	30
rt23	TRANSLATED INTO DOLLARS (***)	3,303	3	2,419	3
rt06	INTEGRAL FINANCING COST	996	100	3,341	100
rt24	INTEREST EXPENSE	3,997	401	3,344	100
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	16	2	88	3
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,385)	(139)	1,301	39
rt28	RESULT FROM MONETARY POSITION	(1,600)	(161)	(1,216)	(36)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,765	100	991	100
rt32	INCOME TAX	1,583	90	2,541	256
rt33	DEFERRED INCOME TAX	182	10	(1,550)	(156)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	7,177	6,564

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	2,844	13,134
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	19,066	17,845
c03	RESOURCES FROM NET INCOME FOR THE YEAR	21,910	30,979
c04	RESOURCES PROVIDED OR USED IN OPERATION	(12,923)	24,675
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	8,987	55,654
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	4,689	(29,494)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(6,333)	(16,802)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(1,644)	(46,296)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(14,311)	(4,935)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(6,968)	4,423
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	7,078	7,599
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	110	12,022

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	19,066	17,845
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	21,234	20,083
c41	+ (-) OTHER ITEMS	(2,168)	(2,238)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(12,923)	24,675
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	7,399	(22,886)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(14,197)	26,769
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(5,443)	3,791
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	2,784	14,343
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(3,466)	2,658
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	4,689	(29,494)
c23	+ BANK FINANCING	4,689	(29,494)
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(6,333)	(16,802)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(6,080)	(16,792)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(253)	(10)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(14,311)	(4,935)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(13,023)	(6,478)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(1,288)	1,543
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE

NOT CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.05		$	0.13	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	0.00		$	0.00	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	2.27		$	2.16	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		0.47	veces		0.47	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		20.13	veces		6.99	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 3 | YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

RATIOS

NOT CONSOLIDATED | Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	0.93	%	4.79	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	2.34	%	6.41	%
p03	NET INCOME TO TOTAL ASSETS (**)	1.15	%	3.02	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	84.10	%	18.41	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.68	veces	0.55	veces
p07	NET SALES TO FIXED ASSETS (**)	1.10	veces	0.90	veces
p08	INVENTORIES TURNOVER (**)	2.79	veces	2.52	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	74.95	dias	86.25	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.79	%	6.13	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	50.76	%	52.79	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.03	veces	1.11	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	65.04	%	66.05	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	38.54	%	41.36	%
p15	OPERATING INCOME TO INTEREST PAID	2.03	veces	2.48	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	1.34	veces	1.05	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.20	veces	2.34	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.08	veces	1.20	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.71	veces	0.71	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	0.11	%	12.11	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	7.21	%	11.31	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.25)	%	9.01	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.81	veces	5.91	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(285.21)	%	63.70	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	385.21	%	36.29	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	90.99	%	131.26	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Reporte al Tercer Trimestre del 2006

Comentarios del Trimestre

- Valores en término de dólares

Se presentan incrementos en términos reales en utilidad bruta del 11.8%, en utilidad operativa del 22.6%, en Uafida del 17.3% y en utilidad neta del 260.6%.

Las ventas totales se incrementan 13.2%.

El mercado doméstico presenta un crecimiento del 3.4%.

La venta de exportación crece 36.6%, presentando los últimos cuatro trimestres incrementos consecutivos.

Se optimiza el capital de trabajo reduciendo inventarios 0.4% y cartera en 1.7%, no obstante el crecimiento en volumen de operación y ventas del 30.8% y 13.2% respectivamente.

La deuda financiera en los últimos doce meses se ha reducido 5.3%.
Se firma convenio con Bancomext para modificar vencimiento del crédito por US$5 mdd de marzo de 2007 a marzo 2011, mejorando el perfil de la deuda con costo.

- Estado de Resultados 3T06 vs 3T05 (julio - septiembre)

Las ventas totales crecieron 6.8% en volumen, 13.2% en dólares y 11.2% en pesos.

La venta nacional se incrementa 3.4% en volumen, 3.4% en dólares y 1.7% en pesos.

Las ventas en exportación se incrementan 13.2% en volumen, 36.6% en dólares y 33.8% en pesos. Este crecimiento responde a la incorporación, que desde el cuarto trimestre del 2005 se realizó, de nuevos programas de toalla para el hogar con una de las principales cadenas comerciales de los Estados Unidos.

El margen bruto se ubicó en 25.2%, respecto del 25.4% en el mismo periodo de 2005 y del 23.4% en el 2T06.

Los gastos de operación mejoran al pasar del 17.6% al 16.5% con respecto a ventas. Los gastos de venta representan el 8.7% al igual que en el 3T-05. Los gastos de administración mejoran en 2.1% en términos reales mejorando su relación con respecto a ventas al ubicarse en 7.8% en comparación al 8.9% del 3T-05.

La utilidad operativa crece 21.9% en términos reales y representa 8.6% de la venta comparada con 7.9% al 3T05 y con7.6% al 2T06.

La UAFIDA crece 15.9% en términos reales Se ubicó en 15.7% sobre ventas recomparado con 15.1% al 3T05 y 14.6% al 2T06.

- Costo Integral de Financiamiento

El costo integral de financiamiento fue de $0.9 millones de pesos en el 3T06 en comparación a $3.3 millones de pesos en el 3T05. Siendo la paridad cambiaria el principal rubro que afectó el costo integral de financiamiento.
Los intereses pagados aumentaron 21.9% en dólares o 19.5% en pesos por incremento de 1.92 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas representan el 3.9% en comparación del 3.6% al 3T05. La tasa anual promedio de préstamos fue de 7.53% en dólares.

La paridad cambiaria al 3T06 resultó favorable ($1.3) millones comparada con $1.3 millones de pesos al 3T05.

El Repomo al 3T06 fue de ($1.6) millones de pesos en comparación con ($1.2) millones de pesos al 3T05.

- Otras Operaciones Financieras
En este rubro se registraron los gastos de capacidad instalada no considerada en el costo estándar.

- Impuestos, PTU y D-4
Se reconoce el impuesto diferido derivado del ISR y PTU.

- Utilidad Neta
Por los incrementos en utilidad bruta y operativa, así como el efecto cambiario, los resultados del trimestre presentan utilidad de $4.3 millones de pesos superior en 281.0% a la utilidad del 3T-2005.

- Resultados Últimos Doce Meses 2006 vs 2005 (octubre - septiembre)

Las ventas totales se incrementaron 15.3% en volumen y 20.6% en dólares y 14.7% en pesos.

Las ventas nacionales aumentaron 20.5% en volumen, 17.1% en dólares y 11.6% en pesos.

Las exportaciones se incrementaron 7.2% en volumen, 27.9% en dólares y 21.2% en pesos. La incorporación de nuevos programas de exportación a partir del 4T05 han permitido registrar por cuarto trimestre consecutivo incremento en la venta de exportación con respecto al mismo trimestre del año anterior.

El margen bruto disminuye al pasar del 25.5% al 23.9% por mayor participación de ventas de exportación.

Los gastos de operación mejoran 1.9 puntos al pasar del 18.5% al 16.6% sobre ventas. Los gastos de venta mejoran del 9.3% sobre ventas a septiembre de 2005, al 8.8% a septiembre de 2006. Los gastos de administración se reducen 1.4% en términos reales y mejoran su proporción con respecto a ventas al pasar de 9.2% en 2005 al 7.9% en 2006.

El margen de operación se incrementó al pasar de 7.1% al 7.3%.

La UAFIDA representó el 14.0% con respecto a ventas, en comparación del 16.8% del 2005.

- Costo Integral de Financiamiento

El costo integral de financiamiento a septiembre del 2006 representó $13.2 millones pesos

en comparación de ($4.2) millones de pesos a septiembre del 2005. La variación más significativa se encuentra en la paridad cambiaria.

Los intereses pagados se incrementan 18.0% al pasar de $12.5 a $14.7 millones de pesos. En término de dólares aumentaron de $1.0 millones a $1.3 millones. Los intereses netos en su relación a ventas representan el 3.6% en 2006 en comparación a 3.5% de 2005.

La cobertura UAFIDA a intereses pagados fue de 3.9 veces.

La paridad cambiaria representó una pérdida por $2.9 millones de pesos en el 2006 comparado con ($10.8) millones que favorecieron los resultados al 2005.

El Repomo a septiembre de 2006 fue de ($4.4) millones de pesos, comparado con ($5.6) millones de pesos a septiembre 2005.

- Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar e indemnizaciones extraordinarias de personal por la reestructura implementada en el 2004.

- Impuestos, PTU y D-4

En este rubro se registran las provisiones de ISR y PTU. En diciembre de 2004 se reconoció en el impuesto diferido el efecto favorable por la disminución de tasa de ISR efectiva para 2005 en adelante.

- Utilidad Neta

La utilidad neta, afectada por los registros contables provenientes de los efectos cambiarios, representa el 1.7% de la venta en comparación al 5.4% del 2005 y el 0.9% de 2T06. Separando la ganancia cambiaria para los últimos 12 meses a septiembre de 2005 y la pérdida cambiaria 12 meses a septiembre de 2006, la utilidad neta para el 2005 y 2006 es de $8.6 y $9.8 millones de pesos respectivamente.

Balance al 30 de septiembre 2006 vs 30 de septiembre 2005.

De septiembre del 2005 a septiembre del 2006 el peso se depreció 1.6% con respecto al dólar y la inflación fue del 4.1%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales disminuyeron 3.0% en pesos o 1.1% en dólares no obstante el mayor nivel de operación de la empresa. La cartera disminuye 3.6% en pesos o 1.7% en dólares. Los días cartera se reducen de 86 en septiembre 2005 a 50 a septiembre 2006. Los inventarios disminuyeron 1.6% en pesos y se incrementaron 0.4% en dólares, mejorando su rotación de 2.3 a 2.8 veces. El activo fijo disminuyó 2.4% en pesos y 0.5% en dólares. Los recursos generados por la reducción en el capital de trabajo fueron aplicados al pago de deuda.

El pasivo total disminuyó 6.7% en pesos y 4.9% en dólares. La deuda con costo se reduce 5.3% para ubicarse en US$ 17.2 millones, teniendo la empresa una relación de Pasivo con Costo a Capital de 64.1%.

El capital contable pasó de $292.1 a $295.4 millones. La cuenta de insuficiencia en la actualización del capital se aumentó $3.4 millones de pesos.

El resultado neto acumulado de enero a septiembre 2006 asciende a $2.8 millones de pesos.

- Asuntos Generales

En el mes de Septiembre se firmó convenio con el Banco de Comercio Exterior (Bancomext) para modificar la fecha de vencimiento del crédito de 5 millones de dólares otorgado en el 2002, mismo que tenía como vencimiento inicial marzo del 2007 y ahora concluirá en marzo del 2011.

En el trimestre se dio el anticipo para la adquisición de una hilatura de anillo, la cual se recibirá en el cuarto trimestre y entrará en funciones en el primer trimestre del 2007. Con esta inversión se logra una integración vertical para la fabricación de hilo de anillo. La inversión total asciende a cerca de US$1 millón de dólares.

Durante el cuarto trimestre se recibirá y pondrá en marcha una nueva subestación la cual proporcionará energía en línea de alta tensión de 69 mil voltios que permitirá ahorros en la tarifa y disminuirá disturbios y paros. Este proyecto tiene un costo estimado de US$ 590 mil el que es autofinanciable de acuerdo a los programas de apoyo de la Comisión Federal de Electricidad y reducción de costos.

El índice de bursatilidad de la empresa pasó de la posición 113 en junio a la posición 108 a septiembre del 2006.

1. - PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

Las políticas contables utilizadas para la preparación de Estados Financieros están de acuerdo con las Normas de Información Financiera (NIFS) emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF)

1.1 Bases para la determinación de las cifras

Los estados financieros son formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C. y transferidos al CINIF el 31 de mayo de 2004, en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa, permitiendo así la comparabilidad entre los periodos presentados. La actualización de las cifras se reconoce a través del ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor emitidos por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.2 Efectivo e inversiones temporales

Se registran a su costo de adquisición, que es similar al valor de mercado. Sus rendimientos se reconocen en los resultados conforme se devenguen.

1.3 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones en moneda extranjera se registran en moneda nacional a los tipos de cambio vigentes cuando se realizan. Los saldos activos o pasivos en dichas monedas se expresan en moneda nacional al tipo de cambio vigente a la fecha de presentación de los Estados Financieros. Las diferencias originadas por las fluctuaciones en el tipo de cambio entre las fechas de concertación de la transacción y las de su liquidación o valuación a la fecha de presentación de Estados Financieros, se registran en los resultados del periodo dentro del resultado integral de financiamiento.

1.4 Inventarios y costo de Ventas

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

Los inventarios se expresan a su valor actualizado de reposición y producción que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al

momento de la venta integrando los costos por Regalías y Fletes conceptos que la empresa identifica directamente con el costo de cada producto y no con la operación de venta de los mismos.

1.5 Inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan al cierre de cada periodo mediante la aplicación de factores de inflación derivados del INPC para los activos de procedencia nacional y al tipo de cambio de la moneda del país origen para los activos de procedencia Extranjera sobre su valor neto de reposición que fue determinado al 31 de Diciembre de 1996 por peritos independientes.

1.6 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por peritos independientes y el Area técnica de la Compañía. Se determina en dólares americanos y es aplicada a resultados al tipo de cambio de cierre de mes publicado por el Banco de México. Para efectos fiscales se utilizan las tasas señaladas en la Ley del Impuesto sobre la Renta.

La depreciación considera aquellos equipos en los que debe reconocerse un Valor Residual contable al termino de su vida útil estimada al considerar que pudieran tener un Valor de Rescate en el mercado en caso de su realización.

Cuando la compañía considere que no está aprovechando la totalidad de su capacidad instalada, determinará la proporción de la depreciación de la maquinaria y equipo no utilizado al 100% y la aplicará al rubro de otros gastos dentro del Estado de Resultados.

1.7 Reserva de Incobrabilidad

Se reconoce una Reserva para aquellas cuentas de recuperación dudosa a través de la cual se aplica a resultados un porcentaje del valor del adeudo de conformidad a los días vencidos según se señala en la Nota No. 11

1.8 Partes Relacionadas

Se consideran partes relacionadas de conformidad con el Boletín C-13 de Normas de Información Financiera aquellas entidades o personas que individual o conjuntamente, directa o indirectamente, (1) ejercen control o influencia significativa sobre ella, (2) estén bajo su control o influencia significativa, o (3) estén bajo el mismo control o influencia significativa que la Compañía.

Se consideran partes relacionadas de la Compañía:

-Otras empresas y personas que tengan directa o indirectamente influencia significativa en el derecho de voto de la Compañía, así como las entidades en las que esas empresas y personas tengan el derecho que les permite influir en el proceso de decisiones.

-Los consejeros, directores y ejecutivos de alto nivel, así como las empresas en las cuales ellos tengan poder de decisión o influencia significativa en las decisiones operacionales y financieras.

Son transacciones con partes relacionadas, la transferencia de efectivo, derechos, bienes o servicios y obligaciones entre las partes independientemente de que sean

gratuitas.

Los consejeros, directores y ejecutivos de alto nivel tienen la obligación de enterar al Comité de Prácticas Societarias su relación con otras empresas y personas que pudieran celebrar transacciones con la Compañía para determinar su posible tratamiento como Parte Relacionada.

1.9 Tratamiento contable de impuesto sobre la renta (ISR), impuesto al activo (IA) y de la participación de los trabajadores en las utilidades (PTU) diferidos.

La empresa registra los efectos derivados de las disposiciones contenidas en el boletín D -4, emitido por el Instituto Mexicano de Contadores Públicos y transferido al CINIF el 31 de mayo de 2004, en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo, el cual requiere que se reconozcan contablemente los efectos diferidos del ISR y PTU, determinados bajo el método de activos y pasivos, el cual consiste en comparar los valores contables y fiscales de los activos y pasivos, determinándose diferencias temporales a las que se debe aplicar la tasa fiscal correspondiente, mismas que se revertirán contablemente en el futuro; así mismo, se debe de reconocer un activo por impuestos diferidos por las pérdidas fiscales pendientes de amortizar a la fecha del balance.

1.10 Reserva para Recompra de acciones

Corresponde a una reserva proveniente de las utilidades retenidas, creada para la adquisición de acciones representativas del capital social de la Compañía a través de la bolsa de valores, al precio corriente en el mercado, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia compañía.

La Asamblea General Ordinaria de Accionistas acuerda expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a este fin, en ningún caso exceda el saldo total de las utilidades netas de la compañía, incluyendo las retenidas.

El Consejo de Administración asigna a la o las personas responsables de la adquisición y colocación de acciones propias.

1.11 Utilidad básica por acción

Se calcula dividiendo la utilidad neta del periodo, entre el promedio ponderado de las acciones en circulación vigentes en el periodo de referencia.

1.12 Insuficiencia en la actualización del capital

Esta cuenta incluye el saldo neto del efecto patrimonial complementario que resultó de la actualización de la información financiera y se integra por el resultado acumulado por posición monetaria y el resultado por tenencia de activos no monetarios.

NOTAS A LOS ESTADOS FINANCIEROS

NOTA 01 DE LAS NORMAS DE INFORMACION FINANCIERA

A partir del 1° de Junio de 2004 el Consejo Mexicano para la investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF) asumió la función y la responsabilidad de la emisión de la normatividad contable en México; con anterioridad a esa fecha, esa función y responsabilidad recaía en la Comisión de Principios de Contabilidad (CPC) del Instituto Mexicano de Contadores Públicos A.C. CINIF sustituyó el término Principios de Contabilidad Generalmente Aceptados (PCGA) por el de Normas de Información Financiera (NIF) y adoptó como NIF los boletines emitidos por la CPC que al 31 de mayo de 2004 se encontraban vigentes y que continuarán en vigor hasta que sean modificados, sustituidos o derogados por nuevas NIF. Al 31 de Diciembre de 2005 CINIF había emitido ocho NIF de la serie A (Marco Conceptual) y la NIF B-1. Las nueve nuevas NIF entraron en vigor a partir del 1° de Enero de 2006 y la administración de la entidad considera que su adopción en 2006 no provocará ningún efecto significativo en la información financiera ni en sus políticas contables.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

De conformidad con el Boletín C-15 Deterioro en el valor de los activos de larga duración y su disposición de Normas de Información Financiera, se llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima de 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los estados financieros de la empresa.

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- Remuneraciones por Separación
Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicio, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

El costo de las primas de antigüedad se determina con la base en cálculos actuariales de acuerdo con lo establecido en el boletín D-3 Obligaciones Laborales de Normas de Información Financiera. Dicho Boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y solo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados.

Los demás pagos basados en su antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan directamente a los resultados en el ejercicio en que se vuelven exigibles.

NOTA 5 CAPITAL CONTABLE

El capital contable al 30 de Septiembre de 2006 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A	$ 48,417	
Actualización	$ 139,052	
Prima en colocación acciones		$ 48,299
Resultados acumulados	$ 270,840	
Reserva para recompra de acciones	$ 8,233	
Exceso o insuficiencia		$ (222,244)
Resultado del ejercicio		$ 2,844
TOTAL CAPITAL CONTABLE		$ 295,441

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de Septiembre de 2006 el monto autorizado es de $ 28,209 de los cuales se han utilizado a esa fecha $ 19,976

El saldo al 30 de Septiembre de 2006 asciende a $ 8, 233

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo	$	11,008
Intereses a favor	$	(65)
Intereses netos	$	10,943
Efecto por paridad cambiaría	$	4,705
Resultado por posición monetaria	$	(2,392)
TOTAL COSTO	$	13,256

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Periodo	Resultado Neto	INPC Aplicado
Diciembre 01	29,335	97.3540
Diciembre 02	13,993	102.9040
Diciembre 03	664	106.9960
Diciembre 04	7,515	112.55
Diciembre 05	16,859	116.3010
Enero 06	2,795	116.9830
Febrero 06	(1,563)	117.1620
Marzo 06	(2,548)	117.3090
Abril 06	(2,213)	117.4810
Mayo 06	(716)	116.9580
Junio 06	2,750	117.0590
Julio 06	3,912	117.38
Agosto 06	(1,005)	117.9790
Septiembre 06	1,432	118.6869

NOTA 10 INFORMACION POR SEGMENTOS

Las ventas de la compañía durante el 3er trimestre del ejercicio 2006, se realizaron en un 64 % al mercado nacional y en un 36 % al mercado de exportación. Las ventas de exportación fueron realizadas en su totalidad a los Estados Unidos de Norteamérica.

NOTA 11 RESERVA DE INCOBRABILIDAD

La política señala la aplicación a resultados en forma proporcional a los días vencidos de conformidad con la siguiente tabla:

Cuentas con vencimiento de 61 a 90 días	25% de aplicación a resultados
Cuentas con vencimiento de 91 a 180 días	25% de aplicación a resultados
Cuentas con vencimiento de 181 a 269 días	25% de aplicación a resultados
Cuentas con vencimiento de 270 días en delante	15 % de aplicación a resultados

Actualmente el importe de la Reserva por Incobrabilidad asciende a $ 2,108 mdp

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

NOT CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 3 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BBVA BANCOMER	22/06/2007	7.34							0	13,191	0	0	0	0
BANCOMEXT	17/03/2011	6.84							0	0	0	0	10,994	0
BANCOMEXT	17/03/2011	6.86							0	0	0	0	10,994	0
BANCOMEXT	17/03/2011	6.80							0	0	0	0	10,994	0
BANCOMEXT	17/03/2011	6.81							0	0	0	0	10,994	0
BANCOMEXT	17/03/2011	6.77							0	0	0	0	10,994	0
BBVA BANCOMER	22/06/2007	9.32							0	4,800	0	0	0	0
SECURED														
GE CAPITAL	01/01/2012	7.98							0	9,322	9,792	10,284	10,802	40,321
GE CAPITAL	01/01/2012	7.98							0	1,477	1,551	1,629	1,711	6,387
GE CAPITAL	01/01/2012	7.98							0	296	311	327	343	1,282
BBVA BANCOMER	28/10/2009	7.48							0	1,051	2,797	0	0	0
HSBC MEXICO	30/10/2006	7.25							10,994	0	0	0	0	0
COMMERCIAL BANKS														
BBVA BANCOMER	17/05/2007	9.32	0	2,864	0	0	0	0						
OTHER														
SANTANDER SERFIN	25/02/2007	7.30							0	3,065	0	0	0	0
TOTAL BANKS			0	2,864	0	0	0	0	10,994	33,202	14,451	12,240	67,826	47,990

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

CREDITS BREAK DOWN

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS		0.00	21,137	0	0	0	0	0						
		0.00	0	0	0	0	0	0						
VARIOS		0.00							12,329	0	0	0	0	0
		0.00							0	0	0	0	0	0
TOTAL SUPPLIERS			21,137	0	0	0	0	0	12,329	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
VARIOS		0.00	365	0	0	0	0	0						
VARIOS		0.00							1,258	0	0	0	0	0
TOTAL			21,502	2,864	0	0	0	0	24,581	33,202	14,451	12,240	67,826	47,990

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	2,037	22,392	50	547	22,939
LIABILITIES POSITION	17,966	197,509	57	625	198,134
SHORT-TERM LIABILITIES POSITION	5,003	55,002	57	625	55,627
LONG-TERM LIABILITIES POSITION	12,963	142,507	0	0	142,507
NET BALANCE	(15,929)	(175,117)	(7)	(78)	(175,195)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

RESULT FROM MONETARY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	125,090	231,800	(106,710)	0.58	(628)
FEBRUARY	112,912	226,814	(113,902)	0.15	(173)
MARCH	112,567	221,549	(108,982)	0.13	(138)
APRIL	113,369	226,359	(112,990)	0.15	(167)
MAY	119,994	239,036	(119,042)	(0.45)	538
JUNE	117,450	239,902	(122,452)	0.09	(107)
JULY	116,499	232,929	(116,430)	0.27	(323)
AUGUST	119,488	239,687	(120,199)	0.51	(618)
SEPTEMBER	115,607	244,889	(129,282)	0.60	(776)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(2,392)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

DEBT INSTRUMENTS

NOT CONSOLIDATED

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

NOT CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	92.00
OFICINA MEXICO	OFICINAS ADMINISTRATIVAS	0	0.00

NOTES

LA CAPACIDAD INSTALADA EN CUATRO TURNOS ES DE 740 TONELADAS MENSUALES DE LAS CUALES SE RESERVA EL 10% PARA SERVICIO. DURANTE EL TERCER TRIMESTRE 2006 LA EMPRESA OPERO EN 3 TURNOS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 3 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

NOT CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS	DEGUSSA, DISOSA, HUNTSMAN			NO	12.68
MATERIALES INDIRECTOS	DIVERSOS			SI	5
		ALGODON	ECOM, CARGILL COTTON	NO	46.75

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOALLAS	2,416,412	202,901	55.02	LICENCIAS,	WAL MART,
	0	0	0.0	PRESTIGE, ELITE	COMERCIAL MEXICANA,
	0	0	0.0	ELEGANCE,	SAM'S CLUB
	0	0	0.0	BRIGHT SEASON,	CASA LEY, CHEDRAUI
	0	0	0.0	ROYAL CROWN,	COPPEL, CONTROL
	0	0	0.0	CLASSIC	GIGANTE
FOREIGN SALES					
TOALLAS	1,271,165	100,843	0.0	HILASAL Y LAS DE	JC PENNEY,
	0	0	0.0	NUESTROS CLIENTES	MARMAXX,
	0	0	0.0		MUSCOGE
	0	0	0.0		
TOTAL		303,744			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
TOALLAS	1,271,165	100,843	ESTADOS UNIDOS Y	HILASAL Y LAS DE	JC PENNEY,
	0	0	CANADA	NUESTROS CLIENTES	MARMAXX,
	0	0			MUSCOGE
FOREIGN SUBSIDIARIES					
TOTAL		100,843			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 3 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

NOT CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.3470	0	20,160,000	109,953,346	130,113,346	38,640,000	7,000	41,417
TOTAL			20,160,000	109,953,346	130,113,346	38,640,000	7,000	41,417

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 130,113,346

NOTES

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

NOTES TO FINANCIAL STATEMENTS

NOT CONSOLIDATED

Final Printing

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS